

December 22, 2023

Patrick Fleury
Chief Financial Officer
TERAWULF INC.
9 Federal Street
Easton, MD 21601

        Re: TERAWULF INC.
             Form 10-K for the Fiscal Year Ended December 31, 2022
             Filed March 31, 2023
             Form 8-K filed August 14, 2023
             File No. 001-41163

Dear Patrick Fleury:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Crypto Assets